Annual Report

JUNE 30, 2006

Waddell & Reed Advisors Vanguard Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Vanguard Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Vanguard Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 8.64 percent, led by energy stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 26.56 percent, led primarily by Asian stocks.

In contrast, tighter central bank monetary policies around the world resulted in a weak bond market this past fiscal year. The Citigroup Broad Investment Grade Index declined 0.81 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

A change in climate

Overall, the investing climate changed substantially this past spring, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases**. A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand**. Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs thanks to growing demand in China, India and elsewhere appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market.** While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Vanguard Fund

June 30, 2006

 

An interview with Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Waddell & Reed Advisors Vanguard Fund, Inc.

Please note that Mr. Sanders was added as a manager to the Fund in June 2006.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the last fiscal year?

The Fund did relatively well, increasing 12.96 percent (Class A shares, excluding sales charges). In comparison, the Russell 1000 Growth Index, representing the performance of large growth-style stocks, increased 6.13 percent. The Lipper Large-Cap Growth Funds Universe Average, generally reflecting the performance of funds with similar investment objectives, increased 5.54 percent for the period.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

What factors affected Fund performance during the fiscal year?

Individual stock selection generated most of the performance, as many top holdings performed well. Companies such as Expeditors International of Washington, Inc., Las Vegas Sands, Inc., Monsanto Company, Smith International, Inc., and The Goldman Sachs Group, Inc. were substantial

contributors to our fiscal year results. Throughout the year, the equity markets were faced with many obstacles, including higher interest rates, input prices and rising geopolitical stresses. Nonetheless, some select large growth companies managed to generate sufficient revenue and earnings growth to offset the slow, grinding deterioration in valuations that many companies in the large growth category have suffered over the past six years.

Over the past six years, we feel that many factors have worked against the large growth stocks class to suppress both performance and market valuations. These factors include valuation of other alternative investments, the relative earnings growth rates of smaller companies, the general decline in level of interest rates and the presence of China and other emerging economies as an engine for growth in traditional "value" areas such as industrials and commodities. Simply put, many strong growth companies of the 1990s, such as Microsoft Corporation, Dell Inc., Intel Corporation, General Electric Company, Citigroup Inc., The Home Depot, Inc., and American International Group, Inc. simply have had so many years of success and have developed such a large revenue base that, in a mature market, their future growth is now uncertain.

What other market conditions or events influenced the Fund's results during the fiscal year?

The growth of China, India and other emerging markets has only complicated investment decisions. The long-term trend toward outsourcing production of goods to China and other countries from the U.S. and other developed markets continues to increase. The infrastructure requirements to develop the production capacity to service this ever-growing trend is enormous, and has recently resulted in increased global demand for energy, raw materials and capital. Older companies that are positioned for the spike in demand from these industries have, as a consequence, done well. These companies have been value companies and have not normally been associated with growth portfolios. There lies the conundrum, value has become growth, and growth has become value. Needless to say, we feel it produces a very interesting tug of war in the equity markets.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Our strategy focuses on large companies that we feel can take an established competitive advantage and produce above average levels of profitability and sustained growth. These companies typically have a high market share in their industry, serve end-markets that are growing organically and generate high levels of returns on equity and assets. Our execution of this strategy then involves finding the few, larger companies that we feel can do well in most economic scenarios. One should remember growth stock investing involves some risk in that many companies, eventually, fail to grow, with resultant poor stock price performance, or sometimes quite dramatic negative performance. As a result, we typically have a more concentrated portfolio than average, focusing on the select few that we believe are likely to do better than the average – otherwise known as a "quality growth" bias.

What is your outlook for the next 12 months?

The only certain thing in the investing world is change. Trends, companies, performance, politics and stock prices are constantly changing, and producing opportunity. Because of the above trends, large growth companies appear to us to be as cheap as they have been in 20 years, provided one can find a company that can still deliver acceptable revenue and earnings growth rates. Central banks around the world are now engaged in a global tightening of monetary policy that historically has slowed growth rates and favored those higher quality, sustained growth businesses that make up the largest part of the Fund's portfolio.

Our singular focus over the short term is to attempt to find large growth companies that have been tarred with the "slow growth" label, can sustain growth in more difficult times and can still participate if the economy continues to do well. We have been able to find attractive growth candidates in the financial services, business services, health care and technology areas. We are currently more pessimistic about companies in the consumer discretionary sector of the economy. Risks are growing in the economy as well as the financial markets. It appears that we are entering a slower growth environment, but we really do not know the severity of the slowdown yet. Stay tuned.

Comparison of Change in Value of $10,000 Investment

————	Waddell & Reed Advisors Vanguard Fund, Inc., Class A Shares[1]	$20,575
— — —	Russell 1000 Growth Index	$16,386
— — —	Lipper Large-Cap Growth Funds Universe Average............	$17,289



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	6.47%	7.81%	11.77%	13.28%
5-year period ended 6-30-06	2.21%	1.99%	2.27%	3.80%
10-year period ended 6-30-06	7.78%	—	—	8.74%
Since inception of Class[3] through 6-30-06	—	1.62%	1.67%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

Vanguard Fund

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,011.70	1.17%	$ 5.83
Class B	1,000	1,006.90	2.25	11.24
Class C	1,000	1,006.90	2.19	10.94
Class Y	1,000	1,013.50	0.85	4.23
Based on 5% Return[2]				
Class A	$1,000	$1,018.98	1.17%	$ 5.86
Class B	1,000	1,013.62	2.25	11.28
Class C	1,000	1,013.93	2.19	10.98
Class Y	1,000	1,020.58	0.85	4.24

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF VANGUARD FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Vanguard Fund, Inc. had net assets totaling $1,843,507,758 invested in a diversified portfolio of:

94.74%	Domestic Common Stocks
3.74%	Foreign Common Stocks
1.52%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund owned:



Technology Stocks	$17.14
Financial Services Stocks	$15.37
Business Equipment and Services Stocks .	$13.25
Health Care Stocks	$11.31
Consumer Nondurables	$ 8.82
Energy Stocks	$ 7.93
Retail Stocks	$ 5.55
Multi-Industry Stocks	$ 5.35
Transportation Stocks	$ 4.94
Raw Materials Stocks	$ 3.71
Capital Goods Stocks	$ 3.61
Cash and Cash Equivalents	$ 1.52
Miscellaneous Stocks	$ 1.50

The Investments of Vanguard Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Aircraft – 1.58%		
Boeing Company (The)	356,100	$ 29,168,151
Beverages – 2.85%		
PepsiCo, Inc.	874,900	52,528,996
Business Equipment and Services – 5.29%		
CheckFree Corporation*	1,070,000	53,072,000
Robert Half International Inc.	1,058,615	44,461,830
		97,533,830
Capital Equipment – 3.11%		
Caterpillar Inc.	768,800	57,260,224
Chemicals – Petroleum and Inorganic – 3.71%		
Monsanto Company.	812,900	68,438,051
Communications Equipment – 4.23%		
Cisco Systems, Inc.*	2,701,400	52,744,835
QUALCOMM Incorporated.	628,000	25,173,380
		77,918,215
Computers – Micro – 0.94%		
Apple Computer, Inc.*	303,200	17,352,136
Computers – Peripherals – 4.07%		
Adobe Systems Incorporated*.	592,200	18,011,763
SAP Aktiengesellschaft, ADR	1,085,350	57,002,582
		75,014,345
Consumer Electronics – 0.60%		
Harman International Industries, Incorporated	129,072	11,018,877
Defense – 2.35%		
General Dynamics Corporation	661,400	43,295,244
Electrical Equipment – 0.50%		
Rockwell Automation, Inc.	129,000	9,289,290
Electronic Components – 3.97%		
Broadcom Corporation, Class A*.	477,300	14,345,251
Microchip Technology Incorporated	1,751,655	58,864,366
		73,209,617

See Notes to Schedule of Investments on page 14.

The Investments of Vanguard Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 5.67%		
SLM Corporation	1,974,450	$ **104,487,894**
Health Care – Drugs – 9.38%		
Alcon, Inc.	122,300	12,052,665
Allergan, Inc.	246,400	26,428,864
Genentech, Inc.*	754,500	61,718,100
Gilead Sciences, Inc.*	1,230,400	72,802,768
		173,002,397
Health Care – General – 0.95%		
DENTSPLY International Inc.	289,000	**17,514,845**
Hospital Supply and Management – 0.98%		
Medtronic, Inc.	383,600	**17,998,512**
Hotels and Gaming – 0.90%		
Shuffle Master, Inc.*	506,700	**16,586,825**
Household – General Products – 5.97%		
Colgate-Palmolive Company	1,263,600	75,689,640
Procter & Gamble Company (The)	618,300	34,377,480
		110,067,120
Insurance – Life – 0.95%		
Aflac Incorporated	376,900	**17,469,315**
Multiple Industry – 5.35%		
Las Vegas Sands, Inc.*	1,266,600	**98,617,476**
Petroleum – Services – 7.93%		
Schlumberger Limited	929,300	60,506,723
Smith International, Inc.	1,929,154	85,789,478
		146,296,201
Restaurants – 2.05%		
Starbucks Corporation*	999,600	**37,829,862**
Retail – Food Stores – 2.47%		
Walgreen Co.	1,016,970	**45,600,935**
Retail – Specialty Stores – 1.03%		
Best Buy Co., Inc.	345,000	**18,919,800**

See Notes to Schedule of Investments on page 14.

The Investments of Vanguard Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 8.75%		
Chicago Mercantile Exchange Holdings Inc.	114,500	$ 56,236,675
Goldman Sachs Group, Inc. (The)	353,600	53,192,048
Legg Mason, Inc.	521,175	51,867,336
		161,296,059
Timesharing and Software – 7.96%		
Google Inc., Class A*	207,100	86,842,208
Paychex, Inc.	1,536,000	59,950,080
		146,792,288
Trucking and Shipping – 4.94%		
Expeditors International of Washington, Inc.	1,625,850	**91,023,212**
TOTAL COMMON STOCKS – 98.48%		**$1,815,529,717**
(Cost: $1,397,957,209)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 0.27%		
Coca-Cola Company (The),		
5.16%, 7–10–06	$5,000	**4,993,550**
Capital Equipment – 0.11%		
Caterpillar Inc.,		
5.22%, 7–7–06	2,000	**1,998,260**
Finance Companies – 0.43%		
Preferred Receivables Funding Corp.,		
5.21%, 7–17–06	3,000	2,993,053
Three Pillars Funding LLC,		
5.25%, 7–5–06	5,000	4,997,084
		7,990,137
Food and Related – 0.49%		
Hershey Foods Corporation,		
5.2%, 7–19–06	5,000	4,987,000
McCormick & Co. Inc.,		
5.17%, 7–5–06	4,000	3,997,702
		8,984,702

See Notes to Schedule of Investments on page 14.

The Investments of Vanguard Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Mining – 0.39%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.28%, 7–3–06	$7,240	$ 7,237,876
Utilities – Electric – 0.34%		
Detroit Edison Co.,		
5.37%, 7–5–06	3,596	3,593,855
Wisconsin Electric Power Co.,		
5.27%, 7–5–06	2,597	2,595,479
		6,189,334
TOTAL SHORT-TERM SECURITIES – 2.03%		$ 37,393,859
(Cost: $37,393,859)		
TOTAL INVESTMENT SECURITIES – 100.51%		$1,852,923,576
(Cost: $1,435,351,068)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.51%)		(9,415,818)
NET ASSETS – 100.00%		$1,843,507,758

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

VANGUARD FUND

June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities—at value (cost – $1,435,351) (Notes 1 and 3)	$1,852,924
Cash	8
Receivables:	
Fund shares sold.	1,390
Dividends and interest.	532
Prepaid and other assets	81
Total assets	1,854,935

LIABILITIES

Payable for investment securities purchased	6,601
Payable to Fund shareholders	3,974
Accrued shareholder servicing (Note 2).	407
Accrued service fee (Note 2)	341
Accrued management fee (Note 2)	34
Accrued accounting services fee (Note 2)	21
Accrued distribution fee (Note 2)	10
Other	39
Total liabilities.	11,427
Total net assets	$1,843,508

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$193,735
Additional paid-in capital	1,127,808
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(120)
Accumulated undistributed net realized gain on	
investment transactions	104,512
Net unrealized appreciation in value of investments.	417,573
Net assets applicable to outstanding units of capital.	$1,843,508
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.54
Class B	$8.77
Class C	$8.80
Class Y	$9.76
Capital shares outstanding:	
Class A	180,038
Class B	6,483
Class C	2,187
Class Y	5,027
Capital shares authorized	600,000

See Notes to Financial Statements.

Statement of Operations

VANGUARD FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $129)	$ 13,255
Interest and amortization	893
Total income	14,148
Expenses (Note 2):	
Accounting services fee	260
Audit fees	27
Custodian fees	63
Distribution fee:	
Class A	82
Class B	436
Class C	139
Investment management fee	12,545
Legal fees	27
Service fee:	
Class A	4,247
Class B	145
Class C	47
Shareholder servicing:	
Class A	3,869
Class B	325
Class C	92
Class Y	69
Other	387
Total expenses	22,760
Net investment loss	(8,612)
REALIZED AND UNREALIZED GAIN	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on investments	158,457
Unrealized appreciation in value of investments during the period	71,050
Net gain on investments	229,507
Net increase in net assets resulting from operations	$220,895

See Notes to Financial Statements.

Statement of Changes in Net Assets

VANGUARD FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (8,612)	$ (139)
Realized net gain on investments	158,457	164,172
Unrealized appreciation (depreciation)	71,050	(44,947)
Net increase in net assets resulting from operations.	220,895	119,086
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(—)	(2,637)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(189)
Realized gains on investment transactions:		
Class A	(77,921)	(—)
Class B	(2,832)	(—)
Class C	(879)	(—)
Class Y	(1,991)	(—)
	(83,623)	(2,826)
Capital share transactions (Note 5)	(48,914)	(248,917)
Total increase (decrease)	88,358	(132,657)
NET ASSETS		
Beginning of period.	1,755,150	1,887,807
End of period.	$1,843,508	$1,755,150
Undistributed net investment loss	$ (120)	$ (84)

[1] See "Financial Highlights" on pages 18 - 21.

See Notes to Financial Statements.

Financial Highlights

VANGUARD FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.83	$8.24	$7.03	$7.07	$8.46
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	0.00	(0.05)	(0.02)	(0.01)
Net realized and unrealized gain (loss) on investments.	1.19	0.60	1.26	(0.02)	(1.36)
Total from investment operations	1.15	0.60	1.21	(0.04)	(1.37)
Less distributions:					
From net investment income	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
From capital gains.	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.44)	(0.01)	(0.00)	(0.00)	(0.02)
Net asset value, end of period.	$9.54	$8.83	$8.24	$7.03	$7.07
Total return[1]	12.96%	7.32%	17.21%	–0.57%	–16.25%
Net assets, end of period (in millions)	$1,719	$1,644	$1,771	$1,474	$1,568
Ratio of expenses to average net assets	1.19%	1.23%	1.22%	1.29%	1.21%
Ratio of net investment income (loss) to average net assets	–0.43%	0.03%	–0.56%	–0.31%	–0.14%
Portfolio turnover rate.	74%	101%	137%	77%	59%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

VANGUARD FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.23	$7.75	$6.69	$6.83	$8.28
Income (loss) from investment operations:					
Net investment loss.	(0.15)	(0.13)	(0.08)	(0.08)	(0.10)
Net realized and unrealized gain (loss) on investments.	1.13	0.61	1.14	(0.06)	(1.33)
Total from investment operations	0.98	0.48	1.06	(0.14)	(1.43)
Less distributions:					
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains.	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$8.77	$8.23	$7.75	$6.69	$6.83
Total return	11.81%	6.19%	15.85%	−2.05%	−17.33%
Net assets, end of period (in millions)	$57	$55	$59	$40	$36
Ratio of expenses to average net assets	2.28%	2.37%	2.38%	2.68%	2.51%
Ratio of net investment loss to average net assets	−1.52%	−1.11%	−1.72%	−1.70%	−1.43%
Portfolio turnover rate.	74%	101%	137%	77%	59%

See Notes to Financial Statements.

Financial Highlights

VANGUARD FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.26	$7.77	$6.70	$6.83	$8.27
Income (loss) from investment operations:					
Net investment loss.	(0.11)	(0.13)	(0.06)	(0.04)	(0.08)
Net realized and unrealized gain (loss) on investments.	1.09	0.62	1.13	(0.09)	(1.34)
Total from investment operations	0.98	0.49	1.07	(0.13)	(1.42)
Less distributions:					
From net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
From capital gains.	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period.	$8.80	$8.26	$7.77	$6.70	$6.83
Total return	11.77%	6.31%	15.97%	−1.90%	−17.23%
Net assets, end of period (in millions)	$19	$17	$20	$12	$8
Ratio of expenses to average net assets	2.22%	2.25%	2.17%	2.64%	2.50%
Ratio of net investment loss to average net assets	−1.45%	−0.98%	−1.51%	−1.67%	−1.43%
Portfolio turnover rate.	74%	101%	137%	77%	59%

See Notes to Financial Statements.

Financial Highlights

VANGUARD FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$9.00	$8.39	$7.14	$7.15	$8.52
Income (loss) from investment operations:					
Net investment income (loss)	(0.02)	0.03	(0.04)	(0.04)	0.01
Net realized and unrealized gain (loss) on investments.	1.22	0.62	1.29	0.03	(1.36)
Total from investment operations	1.20	0.65	1.25	(0.01)	(1.35)
Less distributions:					
From net investment income	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)
From capital gains.	(0.44)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.44)	(0.04)	(0.00)	(0.00)	(0.02)
Net asset value, end of period.	$9.76	$9.00	$8.39	$7.14	$7.15
Total return	13.28%	7.82%	17.51%	–0.14%	–15.90%
Net assets, end of period (in millions)	$49	$39	$38	$21	$13
Ratio of expenses to average net assets	0.87%	0.88%	0.87%	0.88%	0.87%
Ratio of net investment income (loss) to average net assets	–0.10%	0.38%	–0.20%	0.08%	0.21%
Portfolio turnover rate.	74%	101%	137%	77%	59%

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Vanguard Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek appreciation. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2006, $8,575,836 was reclassified to accumulated undistributed net investment loss and accumulated undistributed net realized gain on investment transactions. Net income, additional paid-in capital and net assets were not affected by these changes.

F. Recently Issued Accounting Standard – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and the impact on the Fund's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5292 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $2,818,296. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended June 30, 2006, W&R received $988, $68,250 and $1,248 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $1,835,535 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $103,489, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $1,351,564,033, while proceeds from maturities and sales aggregated $1,512,168,644. Purchases of short-term securities aggregated $2,663,216,129, while proceeds from maturities and sales aggregated $2,642,722,347. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2006.

For Federal income tax purposes, cost of investments owned at June 30, 2006 was $1,436,043,518, resulting in net unrealized appreciation of $416,880,058, of which $439,168,653 related to appreciated securities and $22,288,595 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$	553,794
Distributed ordinary income		—
Undistributed ordinary income		553,794
Realized long-term capital gains		149,085,393
Distributed long-term capital gains		83,623,288
Undistributed long-term capital gains		104,650,854
Capital loss carryover		—
Post-October losses deferred		—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2006	2005
Shares issued from sale of shares:		
Class A	18,293	17,978
Class B	797	1,263
Class C	666	756
Class Y	959	694
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,914	303
Class B	318	—
Class C	99	—
Class Y	203	22
Shares redeemed:		
Class A	(32,232)	(47,103)
Class B	(1,358)	(2,166)
Class C	(640)	(1,301)
Class Y	(473)	(906)
Decrease in outstanding capital shares	(5,454)	(30,460)
Value issued from sale of shares:		
Class A	$174,756	$ 145,800
Class B	7,029	9,532
Class C	5,909	5,764
Class Y	9,340	5,794
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	75,979	2,575
Class B	2,826	—
Class C	877	—
Class Y	1,989	189
Value redeemed:		
Class A	(305,517)	(384,566)
Class B	(11,896)	(16,486)
Class C	(5,614)	(9,986)
Class Y	(4,592)	(7,533)
Decrease in outstanding capital	$ (48,914)	$(248,917)

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Vanguard Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Vanguard Fund, Inc. (the "Fund"), as of June 30, 2006, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Vanguard Fund, Inc. as of June 30, 2006, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2006

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

		PER-SHARE AMOUNTS REPORTABLE AS:					
		For Individuals			**For Corporations**		
Record Date	**Total**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**	**Qualifying**	**Non-Qualifying**	**Long-Term Capital Gain**
		Class A					
12-14-05	$0.43720	$ —	$ —	$0.43720	$ —	$ —	$0.43720
		Class B					
12-14-05	$0.43720	$ —	$ —	$0.43720	$ —	$ —	$0.43720
		Class C					
12-14-05	$0.43720	$ —	$ —	$0.43720	$ —	$ —	$0.43720
		Class Y					
12-14-05	$0.43720	$ —	$ —	$0.43720	$ —	$ —	$0.43720

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Vanguard Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chair of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: Professor of Law, Washburn Law School; Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (67)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Institute of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (73)
6300 Lamar Avenue, Overland Park, KS 66202
Positions held with Fund: Director, Independent Chair
Number of portfolios overseen by Director: 46
Director since: 1998; Independent Chair since: 2006
Director of Funds in the Fund Complex since: 1998
Principal Occupation during Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: none

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation during Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (39)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 73
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations during Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Independent Chair and Director, Ivy Funds, Inc.; Independent Chair and Trustee, Ivy Funds

John F. Hayes (86)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation during Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (82)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations during Past 5 Years: Chairman and Chief Executive Officer (CEO) of Castle Valley Ranches, LLC

Other Directorships held by Director: Chairman and CEO of the Wellness Council of America; Member, Advisory Council of the Boy Scouts of America

Frank J. Ross, Jr. (53)

Polsinelli Shalton Welte Suelthaus, 700 W 47th Street, Suite 1000, Kansas City, MO 64112

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation during Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 73

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations during Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation during Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (69)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 25

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations during Past 5 Years: Consultant of WDR and W&R; Director of WDR (until 2003); Executive Vice President and Chief Operating Officer of WDR (until 2001); Principal Financial Officer, Treasurer, CEO and President of W&R (until 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 73

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) during Past 5 Years: CEO of WDR; formerly, Chief Investment Officer (CIO) and President of WDR (until 2005); President, CEO and Chairman of WRIMCO; formerly, CIO of WRIMCO (until 2005); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR; formerly, Chief Investment Officer of IICO, (until 2005); President of each of the Funds in the Fund Complex

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) during Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Assistant Treasurer of Ivy Funds (until 2003); Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO and IICO; Vice President and Secretary of each of the Funds in the Fund Complex

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Senior Vice President and General Counsel of WDR, W&R, WRIMCO, IICO, IFDI and WRSCO; formerly, Secretary of WDR, WRIMCO, W&R, WRSCO, and IFDI (until 2004); formerly, Assistant Secretary of WDR (until 2005); formerly, Assistant Secretary of IICO (until 2006); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) during Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
 Waddell & Reed Advisors Global Bond Fund
 Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
 Waddell & Reed Advisors Accumulative Fund
 Waddell & Reed Advisors Core Investment Fund
 Waddell & Reed Advisors Dividend Income Fund
 Waddell & Reed Advisors New Concepts Fund
 Waddell & Reed Advisors Small Cap Fund
 Waddell & Reed Advisors Tax-Managed Equity Fund
 Waddell & Reed Advisors Value Fund
 Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
 Waddell & Reed Advisors Bond Fund
 Waddell & Reed Advisors Government Securities Fund
 Waddell & Reed Advisors High Income Fund
 Waddell & Reed Advisors Limited-Term Bond Fund
 Waddell & Reed Advisors Municipal Bond Fund
 Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
 Waddell & Reed Advisors Cash Management

Specialty Funds
 Waddell & Reed Advisors Asset Strategy Fund
 Waddell & Reed Advisors Continental Income Fund
 Waddell & Reed Advisors Energy Fund
 Waddell & Reed Advisors Retirement Shares
 Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

www.waddell.com

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.



WADDELL
& REED
Advisors Funds

NUR1005A (6-06)